Suite 1120, Cathedral Place,

925 West Georgia Street
Vancouver, British Columbia,

Canada  V6C 3L2
Tel:  (604) 687-6600

Toll Free:  1-888-411-GOLD
Fax:  (604) 687-3932

Email:  info@aurizon.com

www.aurizon.com

Toronto Stock Exchange Ticker Symbol - ARZ NYSE Amex Ticker Symbol - AZK U.S. Registration (File 001-31893) News Release Issue No. 29 - 2011

December 8, 2011
FOR IMMEDIATE RELEASE

Aurizon Grants Stock Options

Pursuant to the Company's Incentive Stock Option Plan, incentive stock options have been granted to directors, officers, and employees for the purchase of up to 1,950,000 common shares at a price of $6.02 per share exercisable for a five year period, of which 487,500 share options vest immediately, with the balance vesting over three years from the date of grant.

About Aurizon

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE Amex under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at www.aurizon.com.

FOR MORE INFORMATION CONTACT:

Aurizon Mines Ltd.

George Paspalas, President & CEO – 604-687-6600

Ian S. Walton, Executive Vice President & CFO – 604-687-6600

Investor Relations: jennifer.north@aurizon.com

Telephone: 604-687-6600    Fax: 604-687-3932

Toll Free: 1-800-411-GOLD (4653)
Email: info@aurizon.com   Website:  www.aurizon.com